

February 11, 2021

John Karatzaferis
President and Chief Executive Officer
Bare Metal Standard, Inc.
3604 S. Banner Street
Boise, ID 83709

> **Re: Bare Metal Standard, Inc.**
> **Correspondence filed December 14, 2020**
> **Form 8-K Filed October 27, 2020**
> **File No. 000-55795**

Dear Mr. Karatzaferis:

We issued a comment to you on the above captioned filing on December 27, 2020. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by February 26, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Coldicutt